UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

USMD Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

903313 104

(CUSIP Number)

John M. House, M.D.

6333 North State Highway 161, Suite 200

Irving, Texas 75038

Telephone (214) 493-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 903313 104	Page 2 of 4

1	NAME OF REPORTING PERSON John M. House, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 903313 104	Page 3 of 4

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D originally filed by John M. House, M.D. (the “Reporting Person”) on September 14, 2012 (the “Original Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of USMD Holdings, Inc., a Delaware corporation (“USMD”). The Schedule 13D is hereby amended and supplemented by the Reporting Person as set forth below in this Amendment. Unless set forth below, all previous items of the Original Schedule 13D are unchanged.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and supplemented as follows:

(c) Dr. House served as the Chairman of the Board and Chief Executive Officer of USMD at the address noted in the Original Schedule 13D until September 30, 2016.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information disclosed in Item 4 is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On September 30, 2016, USMD completed a previously announced merger made pursuant to that certain Agreement and Plan of Merger dated August 29, 2016 (the “Merger Agreement”), between USMD, WellMed Medical Management, Inc., a Texas corporation, and Project Z Merger Sub, Inc. (“Merger Sub”) pursuant to which the Merger Sub merged with and into USMD. At the effective time of the merger, (i) each share of Common Stock outstanding immediately prior to the effective time of the merger, including the shares of Common Stock held by the Reporting Person, was automatically converted into a right to receive a cash payment of $22.34 per share, and (ii) the options to purchase Common Stock held by the Reporting Person were not exercised but were cancelled as the exercise price of such options exceeded $22.34 per share.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented as follows:

(a) – (b) As of September 30, 2016, the Reporting Person does not beneficially own any shares of Common Stock.

(c) On September 30, 2016, pursuant to the Merger Agreement, at the effective time of the merger, (i) each share of Common Stock outstanding immediately prior to the effective time, including the shares of Common Stock held by the Reporting Person, was automatically converted into a right to receive a cash payment of $22.34 per share, and (ii) the options to purchase Common Stock held by the Reporting Person were not exercised but were cancelled.

(d) Not applicable

(e) The Reporting Person ceased to own more than 5% of the shares of Common Stock on September 30, 2016.

SCHEDULE 13D

CUSIP No. 903313 104	Page 4 of 4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2016

By	/s/ John M. House, M.D.
John M. House, M.D.